SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PORTER BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

736233 10 7

(CUSIP Number)

Betty Porter
c/o Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223
(502) 499-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Cynthia W. Young
Wyatt, Tarrant & Combs, LLP
500 W. Jefferson Street
Suite 2800
Louisville, Kentucky 40202
Telephone (502) 589-5235
June 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 736233 10 7	13D	(page 2 of 5)

1	NAME OF REPORTING PERSON

Estate of J. Chester Porter, Betty Porter, Executrix of the Estate of J. Chester Porter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

3,198,668
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

3,198,668
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,198,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%
14	TYPE OF REPORTING PERSON

OO, IN

CUSIP No. 736233 10 7	13D	(page 3 of 5)

ITEM 1. SECURITY AND ISSUER.

This Statement relates to the shares of common stock, no par value, of Porter Bancorp, Inc., a Kentucky corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

ITEM 2. IDENTITY AND BACKGROUND.

(a)
Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D Statement is filed by the estate of J. Chester Porter and Betty Porter, Executrix of the estate of J. Chester Porter (collectively, the “Reporting Person”).

(b)	The Reporting Persons' business address is c/o Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

(c)	Not applicable.

(d-e)
The Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f)	The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

CUSIP No. 736233 10 7	13D	(page 4 of 5)

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a-b)	The Reporting Person is the beneficial owner of 3,198,668 shares representing 24.4% of the Issuer’s outstanding common stock. The Reporting Person has sole power to vote and dispose of the shares.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

CUSIP No. 736233 10 7	13D	(page 5 of 5)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 4, 2014
Estate of J. Chester Porter

By:	/s/ Betty Porter
Betty Porter, Executrix of the Estate of J. Chester Porter

By:	/s/ Betty Porter
Betty Porter